# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CELESTICA INC., CIK 0001030894
CUSIP: 15151Q207
Title of class of securities: Common Shares
Address of issuer's principal executive offices: 5140 Yonge Street, Suite 1900, Ontario, Ontario Canada (A6), M2N 6L7
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001172661-24-002165
Filed by CIK 0001387322

## Reporting persons
- Whale Rock Capital Management LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 5,939,918; sole dispositive power 0; shared dispositive power 5,939,918; aggregate amount beneficially owned 5,939,918 (5.1% of the class)
- Alexander Sacerdote: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 5,939,918; sole dispositive power 0; shared dispositive power 5,939,918; aggregate amount beneficially owned 5,939,918 (5.1% of the class)

## Item 1. Issuer
Name of issuer: CELESTICA INC.
Address of issuer's principal executive offices: 5140 Yonge Street, Suite 1900 Toronto, Ontario Canada M2N 6L7

## Item 2. Person Filing
Name of person filing:
Whale Rock Capital Management LLC

Alexander Sacerdote
Address of principal business office or, if none, residence:
Whale Rock Capital Management LLC
2 International Place, 24th Floor
Boston, MA 02110

Alexander Sacerdote
2 International Place, 24th Floor
Boston, MA 02110
Citizenship: Whale Rock Capital Management LLC - Delaware Alexander Sacerdote - United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 5,939,918
Percent of class: 5.10
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 5,939,918
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition:
5,939,918

The securities to which this Schedule relates (the "Securities") are owned by certain investment limited partnerships for which Whale Rock Capital Management LLC ("Whale Rock") serves as investment manager. Whale Rock, as those investment limited partnerships' investment manager, and Alexander Sacerdote, as managing member and owner of Whale Rock, may therefore be deemed to beneficially own Securities owned by such investment limited partnerships for the purposes of Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the "Act"), insofar as they may be deemed to have the power to direct the voting or disposition of those Securities.

Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that Whale Rock or Alexander Sacerdote is, for any other purpose, the beneficial owner of any of the Securities, and each of Whale Rock and Alexander Sacerdote disclaims beneficial ownership as to the Securities, except to the extent of his or its pecuniary interests therein.

Under the definition of "beneficial ownership" in Rule 13d-3 under the Act, it is also possible that the individual general partners, executive officers, and members of the foregoing entities might be deemed the "beneficial owners" of some or all of the Securities insofar as they may be deemed to share the power to direct the voting or disposition of the Securities. Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that any of such individuals is, for any purpose, the beneficial owner of any of the Securities, and such beneficial ownership is expressly disclaimed.

The calculation of percentage of beneficial ownership in Item 11 was derived from (i) the Issuer's Form 6-K for the month of October, 2024, as filed with the Securities and Exchange Commission on October 30, 2024, in which the Issuer stated that there are 116,359,313 shares of Subordinate Voting Shares outstanding.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit I

JOINT FILING STATEMENT

The undersigned acknowledge and agree that the foregoing statement on SCHEDULE 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on SCHEDULE 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated: February 14, 2025

Whale Rock Capital Management LLC

By: /s/ Alexander Sacerdote
Alexander Sacerdote, Managing Member

Alexander Sacerdote

By: /s/ Alexander Sacerdote
Alexander Sacerdote

## Signatures
- Whale Rock Capital Management LLC: /s/ Alexander Sacerdote, Alexander Sacerdote, Managing Member (02/14/2025)
- Alexander Sacerdote: /s/ Alexander Sacerdote, Alexander Sacerdote (02/14/2025)